PIONEER FLOATING RATE TRUST (PHD)

A PRESENTATION TO
INSTITUIONAL SHAREHOLDER SERVICES INC.

AUGUST 25, 2020

Saba | Capital



Saba | Capital

As the largest investor in PHD, Saba's interests are aligned with all shareholders.

PHD's performance has been substantially worse than its benchmark.

Saba's slate of nominees are qualified and independent.

Total Shareholder Return

Performance vs. Benchmark

Shareholder Proposals

Election of Directors

Termination of Investment Manager

Saba's Slate of Qualified Independent Nominees

Total Shareholder Returns

Saba Capital

When evaluating the performance of a fund manager, it's important to observe the total return of your investment (this includes distributions paid) and compare this to the total return of your manager's benchmark. Through this you will be able to determine if your manager is earning the fees you are paying them to manage your money. The table below shows that while Pioneer is taking millions in advisory fees from shareholders they are significantly underperforming their benchmark.

Period	Underperformance Vs. Benchmark[i]
1 Year	-2.1%
2 Year	-3.8%
3 Year	-8.3%
Since IPO	-24.7%

[i] Portfolio (Market Price) vs. S&P LSTA Leveraged Loan Index, Bloomberg, L.P. 6/30/2020

Year-To-Date Performance Vs. Benchmark	-5.7%

Sources: Bloomberg

Saba | Capital

Name of Trustee	Total Compensation from Pioneer Funds	Shares Owned of Pioneer Floating Rate Trust (PHD)[i]
Lisa M. Jones	Pioneer Employee – undisclosed	None
Kenneth J. Taubes	Pioneer Employee – undisclosed	None
John E. Baumgardner, Jr.	$20,604 each year	None
Diane P. Durnin	$61,108 each year	None
Benjamin M. Friedman	$288,500 each year	None
Lorraine H. Monchak	$279,250 each year	None
Thomas J. Perna	$365,500 each year	None
Marguerite A. Piret	$271,750 each year	None
Fred J. Ricciardi	$256,250 each year	None

[i] Pioneer Floating Rate Trust, PREC14A 7/20/20

Termination of Advisory Agreement Plan

Saba has a thoughtful and organized plan surrounding this proposal that we believe will benefit all of PHD's shareholders.

Our involvement in recent similar shareholder votes is evidence to our thoughtfulness on these matters, including but not limited to:

- Potential new investment advisors
- Revised fee structures
- Existing and new service providers
- Alternative options for fund structure